FIRST TRUST SPECIALTY FINANCE AND FINANCIAL OPPORTUNITIES FUND
                              1001 WARRENVILLE ROAD
                                    SUITE 300
                              LISLE, ILLINOIS 60532

VIA EDGAR
---------


September 25, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Request for Withdrawal - Form RW
         First Trust Specialty Finance and Financial Opportunities Fund (formerly known as First Trust/Gallatin Specialty Finance and
          Financial Opportunities Fund)
         Registration on Form N-2
         (Registration Statement File No. 333-143713)

Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), First Trust Specialty Finance and Financial Opportunities Fund (formerly known as First Trust/Gallatin Specialty Finance and Financial Opportunities Fund) (the "Fund") hereby requests the withdrawal of the above-mentioned Registration Statement (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on June 13, 2007. The Fund is requesting such withdrawal because it does not at this time seek to proceed with the offering contemplated by the Registration Statement. No securities of the Fund were sold, or will be sold, pursuant to the Registration Statement.

         If you have any questions concerning the foregoing, please contact Suzanne Russell of Chapman and Cutler LLP at (312) 845-3446.


Sincerely,

FIRST TRUST SPECIALTY FINANCE AND
FINANCIAL OPPORTUNITIES FUND


By:     /s/ W. Scott Jardine
   ------------------------------------------
        W. Scott Jardine, Secretary